Exhibit 99.1

Press Release

AC Immune SA Appoints New Chief Medical Officer

•	Nuno Mendonça, MD appointed new Chief Medical Officer and Executive Committee member

Lausanne, Switzerland, July 26, 2023 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced the appointment of Nuno Mendonça, MD. He will join the Company on October 1st, as Chief Medical Officer and be appointed to the Executive Committee. Johannes Streffer, MD, currently Chief Medical Officer, will leave at the end of September to pursue a new role.

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “It is with great pleasure that we welcome Dr Mendonça to our Executive Committee and the position of Chief Medical Officer at AC Immune SA. He has outstanding international industry experience in the clinical development of investigational therapeutics for neurodegenerative diseases, including in senior roles at leading global pharmaceutical companies. With his strong track record of product development, we look forward to his leadership of the Clinical Development group at AC Immune and effective delivery of the Company’s ambitious clinical development plans. Our clinical-stage programs, such as ACI-24 and ACI-7104, have made tremendous advances and we are looking forward to sharing results from our ongoing trials in the coming months.

Dr Pfeifer continued: “I also want to sincerely thank Dr Streffer for his contributions in the past few years, particularly his work in establishing innovative, adaptive, biomarker-based clinical trials for some of our key programs. We wish him every future success.”

Nuno Mendonça, MD commented: “I am delighted to be joining AC Immune SA at such an important time in its development, with its cutting-edge technology platforms and broad, diverse pipeline of candidates addressing neurodegenerative diseases, many in advanced clinical development. It is my ambition to bring my experience to bear to ensure we deliver on our groundbreaking programs and secure high value-creating progress across our clinical assets for the patients we aim to serve.

Background on Nuno Mendonça, MD

Prior to joining AC Immune SA Dr Mendonça was the Senior Vice-President, Chief Medical Officer of Bial (Portugal) where he led early and late-stage development programs across neuroscience and Orphan diseases. He has further managed medical affairs and clinical operations in North America and Europe. Dr Mendonça’s work in industry began with roles specializing in Neuroscience at AbbVie in Germany. With increasingly senior roles he led the Clinical Strategy Team focusing on early and late-stage Alzheimer’s disease programs. He continued this work as Medical Director and Chair of the Clinical Strategy Team in Neuroscience at AbbVie based in the USA where he was responsible for overall tau antibody development in Alzheimer’s and Progressive Supranuclear Palsy. Following this he also led the late-stage clinical development in the EMEA of Zolgensma for spinal muscular atrophy with Novartis Gene Therapies as Senior Medical Director.

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Dr Mendonça, a certified Neurologist, obtained his MD from the University of Coimbra in Portugal. His medical residency at the University Hospital of Coimbra led to an appointment as Neurology Consultant at the Centro Hospitalar de Lisboa Central in Lisbon (Portugal). He also completed a Clinical Scholars Research Training program at Harvard Medical School (USA).

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, five of which are currently in Phase 2 clinical trials and one of which is in Phase 3. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and others, resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and US. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, KR, NO and RU.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

Head of Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com
International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable

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terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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